Page 1 of 11 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 25)*

                         CHOICE HOTELS INTERNATIONAL, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                                    COMMON
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   169905106
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 49th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 24, 2003
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No.   169905106                                Page 2 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                340,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               5,387,201
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                 340,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                         5,387,201
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,727,201
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 169905106                                   Page 3 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,544,500
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       4,544,500
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,544,500
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  169905106                               Page 4 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              340,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               842,701
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               340,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                         842,701
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,182,701
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  169905106                             Page 5 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,500,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       3,500,000
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,500,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  169905106                              Page 6 of 11 Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                480,908
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               5,387,201
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                 480,908
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         5,387,201
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,868,109
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                              Page 7 of 11 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
                 CHOICE HOTELS INTERNATIONAL, INC.
          (b)  Address of Issuer's Principal Executive Offices:
                 10750 Columbia Pike
                 Silver Spring, MD 20901
          (c)  Title and Class of Securities:
                 Common

Item 2. Identity and Background
          (a) Name:
                Baron Capital  Group,  Inc.  ('BCG')
                BAMCO, Inc.  ('BAMCO')
                Baron Capital  Management,  Inc. ('BCM')
                Baron Asset Fund ('BAF')
                Ronald Baron
          (b) Business  Address:
                767 Fifth Avenue
                New York, NY 10153
          (c) Present Principal Employment:
                BCG: Holding company
                BAMCO: Investment adviser
                BCM:  Investment  adviser
                BAF:  Registered  investment  company
                Ronald Baron: Chairman and CEO: BCG, BAMCO, BCM and BAF 767 Fifth Avenue New York, NY 10153
          (d) Record of Convictions:
                No material change.
          (e) Record of Civil Proceedings:
                No material  change.
          (f) Citizenship:  No material  change.

Item 3. Source and Amount of Funds or Other  Consideration

          Since the last filing, BCM directed the purchase of 11,100 shares for the Issuer for its Investment Advisory clients for an aggregate purchase price of $235,098. All of the shares were paid for by cash assets in the respective clients' accounts and/or by margin borrowings pursuant to standard margin agreements.

                                                          Page 8 of 11 Pages


 Item 4.   Purpose of Transaction
             No material change.

 Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned:
               BCG:             5,727,201     15.4%
               BAMCO:           4,544,500     12.2%
               BCM:             1,182,701      3.2%
               BAF:             3,500,000      9.4%
               Ronald Baron:    5,868,109     15.8%

           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
               BCG:               340,000
               BAMCO:                   0
               BCM:               340,000
               BAF:                     0
               Ronald Baron:      480,908
               (ii)  shared power to vote or direct the vote:
               BCG:             5,387,201
               BAMCO:           4,544,500
               BCM:               842,701
               BAF:             3,500,000
               Ronald Baron:   5,387,201
               (iii) sole power to dispose or to direct the disposition:
               BCG:               340,000
               BAMCO:                   0
               BCM:               340,000
               BAF:                     0
               Ronald Baron:      480,908
              (iv)  shared power to dispose or direct the disposition:
               BCG:             5,387,201
               BAMCO:           4,544,500
               BCM:               842,701
               BAF:             3,500,000
               Ronald Baron:    5,387,201

              *Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BAMCO with respect to its advisory clients' shares) and pursuant to investment advisory relationships with advisory clients. Reporting Persons disclaim beneficial ownership of the shares for which they share power.


           (c) A schedule of transactions effected in the last sixty days is attached hereto.

                                                          Page 9 of 11 Pages

           (d) Ownership of More than Five Percent on Behalf of Another Person:
               No material change.

           (e) Ownership of Less than Five Percent:
               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
           No material change.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 60 days of trading.

 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 6, 2003

                               Baron Capital Group, Inc., BAMCO, Inc.,
                               Baron Capital Management, Inc. and Baron Asset
                               Fund
                               By:
                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, Chairman and CEO

                               Ronald Baron, Individually
                               By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron